UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2008

Commission file number 001-14540

DEUTSCHE TELEKOM AG

(Translation of registrant’s name into English)

Friedrich-Ebert-Allee 140

53113 Bonn

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

This report is deemed submitted and not filed pursuant to the rules and regulations of the Securities and Exchange Commission.

Deutsche Telekom stays on track, posting good results in the first quarter of 2008

May 08, 2008

Deutsche Telekom has got off to a sound start in the 2008 financial year with its first-quarter results. Adjusted EBITDA of the Group remained stable at EUR 4.7 billion compared with the prior-year figure. Adjusted to exclude exchange rate fluctuations, it increased by 3.1 percent. Enhanced efficiency, improved processes and reduced costs had a positive impact on EBITDA, as did the deconsolidation of Ya.com and Club Internet. Reported EBITDA of EUR 5.0 billion came in 9.1 percent above the previous year’s figure. “Over the first three months of this year we laid strong foundations for the rest of the year,” said René Obermann, Chairman of the Board of Management of Deutsche Telekom AG.

In addition to the positive development of profit from operations and lower capital expenditure, working capital effects in particular were the main drivers behind improved free cash flow. Reported net profit increased year-on-year by EUR 0.5 billion to EUR 0.9 billion for the first quarter of 2008. Net profit adjusted for special factors increased by 33.2 percent to EUR 0.75 billion.

Net revenue of EUR 15.0 billion represents a year-on-year decrease of 3.1 percent, impacted by the decline in revenue in the Broadband/Fixed Network and Business Customers segments. Exchange rate effects associated with the translation from U.S. dollars and pounds sterling into euros had a negative impact on the Group’s net revenue. The negative effects of changes in the composition of the Group due to the aforementioned deconsolidations were, however, virtually offset by the positive effects of the first-time consolidation of Orange Nederland and SunCom. Adjusted for changes in the composition of the Group and excluding the effect of exchange rate fluctuations, revenue came in 0.4 percent above the previous year’s figure.

The proportion of net revenue generated outside Germany increased slightly to 51.6 percent. At EUR 1.6 billion, free cash flow in the first quarter of 2008 increased by EUR 1.1 billion year-on-year.

Deutsche Telekom remains on course to consistently implement its Group strategy. In the domestic market, T-Home’s sales of DSL lines for new customers remained high in the first quarter of 2008, totaling 539,000. Deutsche Telekom now accounts for around 43 percent of growth in the entire German broadband market. The company’s position outside Germany was also strengthened by the consolidation of new acquisitions Orange Nederland and the U.S. company SunCom. T-Mobile gained some 3.4 million mobile customers as a result. Overall, T-Mobile’s customer base increased year-on-year by 13.9 million to 123 million worldwide.

Deutsche Telekom’s cost-cutting programs also continue to perform well. The “Save for Service” program alone generated additional savings of around EUR 240 million in the first quarter compared with the prior-year period. The impact the revenue shortfall from line losses and lower call charges had on profit was offset in part by further cost reductions in Germany, in particular through enhanced service efficiency.

Outlook

Deutsche Telekom still forecasts adjusted EBITDA of approximately EUR 19.3 billion and free cash flow of some EUR 6.6 billion for the 2008 financial year. The company therefore remains committed to a policy of paying an attractive dividend.

Developments in the business areas at a glance

Mobile Communications

T-Mobile Deutschland strengthened its position in the domestic market, which was dominated by fierce price wars. Although T-Mobile Deutschland reported a 3.4 percent decline in revenue to EUR 1.9 billion, the efficiency gains had a significant positive effect. Adjusted EBITDA decreased only slightly year-on-year by 1.1 percent, totaling EUR 692 million. The EBITDA margin improved by 0.8 percentage points to 36.7 percent.

The new calling plans launched at CeBIT 2008 have generated strong demand, especially MyFaves and Max. New data plans, including cell phone and laptop flat rates, along with cooperation with Yahoo! have also improved competitiveness in the field of mobile Internet usage. Growth also continued in this lucrative segment with the addition of 210,000 new fixed-term contract customers in the first quarter. T-Mobile’s customer base in Germany increased year-on-year by 12.3 percent to 37.1 million.

The mobile communications business outside Germany continues to perform well. T-Mobile USA alone posted 981,000 net additions in the first three months, three quarters of which were fixed-term contract customers. 1.1 million SunCom customers were also added as SunCom was consolidated on February 22. This took T-Mobile USA past the 30 million customer mark, with 4.8 million net additions compared with the first quarter of 2007, bringing the total to 30.8 million customers.

Currency translation effects had a significant impact on the U.S. subsidiary’s revenue and profit. Due to the weak dollar, revenue decreased slightly year-on-year by 0.2 percent to EUR 3.5 billion; adjusted EBITDA rose, however, by 3.3 percent to EUR 966 million. By contrast, revenue increased by 14.1 percent, and adjusted EBITDA by as much as 18.0 percent, when measured in U.S. dollars. Negative currency translation effects were also noticeable in the figures reported by T-Mobile UK. While revenue measured in euros decreased by 9.2 percent to EUR 1.06 billion, the same figure expressed in pounds sterling increased by 2.6 percent. EBITDA for the first quarter of 2008 increased year-on-year by 2.7 percent to EUR 230 million; the gain was 16.0 percent when measured in sterling. The EBITDA margin improved considerably by 2.5 percentage points to 21.7 percent.

Among the other national companies, the Czech Republic and Poland stand out in particular. While adjusted EBITDA increased year-on-year by 23.4 percent to EUR 158 million at T-Mobile CZ, the same figure increased by 25.2 percent to EUR 184 million at PTC.

The number of contract customers in the entire Mobile Communications segment increased on a pro forma basis – that is including SunCom and Orange Nederland in the historical figures – by 10.7 percent. Revenue from data services, excluding SMS text messages, continued to grow. The European national companies achieved a growth rate of 41.5 percent compared with the prior-year level in this area.

Broadband / Fixed Network

Sales of DSL lines also remained high in the first quarter of 2008. This contrasted with line losses, the rising trend towards flat rate plans, and falling prices. In Germany, T-Home’s revenue decreased year-on-year by 6.1 percent to EUR 4.8 billion, which is in line with expectations. In terms of EBITDA, the decrease in the traditional fixed-network business was offset by the systematic implementation of the “Save for Service” program as well as enhanced service quality and efficiency. As a result, T-Home generated adjusted EBITDA of EUR 1.7 billion in Germany, an increase of 0.5 percent.

The marketing of T-Home Complete packages in Germany continued to deliver solid results. The number of broadband lines increased by 1.9 million compared with the first quarter of 2007 to 13.0 million. The number of customers with Complete packages increased by 5.4 million to 11.1 million.

Line losses developed in line with expectations: around 120,000 lines were lost, primarily due to the increasing availability of all-IP lines, essentially as resale competitors switched their business models. As a result of the corresponding fall in demand for DSL resale products in new business, the number of DSL resale lines fell to 3.4 million. Between 0.8 and 1.1 million line losses are forecast for the full year due to all-IP migration.

Another approximately 460,000 are line losses in the true sense of the word, with the forecast for the full year of some 1.7 to 1.9 million losses in this category remaining unchanged. Overall, including the migration to all-IP lines – an effect that didn’t happen in the previous year – the number of fixed lines in Germany decreased by 582,000 in the first quarter. The number of leased unbundled local loop lines, in other words the last mile to the customer, increased accordingly to 7.0 million.

International business of the Broadband/Fixed Network operating segment posted revenue of EUR 0.6 billion; the decrease of 19.2 percent year-on-year is essentially down to the deconsolidation of the companies Club Internet and Ya.Com. At the Eastern European subsidiaries in Croatia and Slovakia, the losses in the traditional fixed-network business were partially offset by dynamic growth in broadband lines and positive exchange rate effects. Adjusted EBITDA increased year-on-year by 11.7 percent to EUR 0.2 billion, positively affected by the deconsolidation of Ya.com and Club Internet, which both previously made negative contributions to EBITDA.

The broadband market outside Germany also continued on a growth course in the first quarter of 2008. With a total of 1.5 million broadband lines including resale products, the Broadband/Fixed Network segment recorded an increase of around 34.8 percent year-on-year outside Germany.

T-Systems

T-Systems modified its reporting structure to reflect its operational realignment starting in the first quarter of 2008. As a result, reporting will no longer show Enterprise and Business Services. The previous Business Services unit is now fully integrated in Telecommunications. The two other units, Computing & Desktop Services and Systems Integration, have been retained and are not affected by this measure.

Business outside Germany grew by 3 percent to EUR 593 million in the first quarter of 2008. By contrast, revenue in Germany decreased by 13.7 percent to EUR 2.0 billion. As such, the Business Customers segment posted an overall decrease of 10.4 percent to EUR 2.6 billion. This is mainly the result of the reassignment of Active Billing to T-Home and the deconsolidation of Media & Broadcast. Another factor was the reduction in intra-group revenue, which fell 20.1 percent year-on-year. This decrease illustrates T-Systems’ substantial contribution to Deutsche Telekom’s cost-cutting program. Organically, i.e. adjusted for the 2007 revenue from Media & Broadcast and Active Billing, revenue decreased by 5.2 percent in the first quarter of 2008.

Net revenue decreased by 7.2 percent to EUR 2.0 billion.

Adjusted EBITDA in the first quarter decreased by 21.1 percent as a result of the sustained price and competitive pressures, the deconsolidation of Media & Broadcast and the reassignment of Active Billing to T-Home. The organic EBITDA decrease was 2.4 percent.

The Business Customers segment demonstrated its compelling international growth strategy in the first quarter of 2008 by setting no fewer than three milestones: the strategic partnership with Cognizant as well as major contracts with Royal Dutch Shell and the South African insurer Old Mutual Group.

The Deutsche Telekom Group at a glance*:

	Q1 2008 millions of €	Q1 2007 millions of €	Change millions of €	Change %	FY 2007 millions of €
Net revenue	14,978	15,453	(475)	(3.1)	62,516
- Domestic	7,254	7,793	(539)	(6.9)	30,694
- International	7,724	7,660	64	0.8	31,822
Profit before income taxes	1,620	1,046	574	54.9	2,452
Adjusted profit before income taxes	1,394	1,202	192	16.0	5,262
Net profit	924	459	465	n.a.	569
Adjusted net profit	750	563	187	33.2	3,003

	Q1 2008 millions of €	Q1 2007 millions of €	Change millions of €	Change %	FY 2007 millions of €
EBITDA	4,955	4,543	412	9.1	16,897
EBITDA (adjusted for special factors)	4,686	4,682	4	0.1	19,326
Net cash from operating activities	3,331	2,065	1,266	61.3	13,714
Free cash flow before dividend payments1)	1,629	520	1,109	n.a.	6,581
Investments in property, plant and equipment, and intangible assets (excluding goodwill)	(1,792)	(2,023)	231	11.4	(8,015)
Net debt at balance sheet date	35,894	39,090	(3,196)	(8.2)	37,236
Number of employees at balance sheet date	237,757	247,125	(9,368)	(3.8)	241,426

Mobile Communications at a glance*:

	Q1 2008 millions of €	Q1 2007 millions of €	Change millions of €	Change %	FY 2007 millions of €
Total revenue	8,445	8,400	45	0.5	34,736
- Europe	4,992	4,944	48	1.0	20,713
- USA[a]	3,461	3,468	(7)	(0.2)	14,075
Net revenue	8,292	8,246	46	0.6	34,050
Profit from operations	1,260	1,066	194	18.2	4,453
EBITDA	2,660	2,521	139	5.5	10,586
Adjusted EBITDA	2,663	2,539	124	4.9	10,733
Average number of employees	63,731	60,614	3,117	5.1	62,457

a)	Including first-time consolidation of SunCom Wireless from February 22, 2008.

Broadband/Fixed Network at a glance*:

	Q1 2008 millions of €	Q1 2007 millions of €	Change millions of €	Change %	FY 2007 millions of €
Total revenue	5,382	5,832	(450)	(7.7)	22,690
- Domestic	4,830	5,146	(316)	(6.1)	20,078
- International	564	698	(134)	(19.2)	2,654
Net revenue	4,511	4,935	(424)	(8.6)	19,072
Profit from operations	909	976	(67)	(6.9)	3,250

	Q1 2008 millions of €	Q1 2007 millions of €	Change millions of €	Change %	FY 2007 millions of €
EBITDA	1,810	1,884	(74)	(3.9)	6,925
Adjusted EBITDA	1,906	1,870	36	1.9	7,770
Average number of employees	97,476	100,590	(3,114)	(3.1)	97,690

Business Customers at a glance*:

	Q1 2008 millions of €	Q1 2007 millions of €	Change millions of €	Change %	FY 2007 millions of €
Total revenue	2,603	2,906	(303)	(10.4)	11,987
- Domestic	2,010	2,330	(320)	(13.7)	9,481
- International	593	576	17	3.0	2,506
- Computing & Desktop Services[a]	869	1,005	(136)	(13.5)	4,166
- Systems Integration[a]	414	415	(1)	(0.2)	1,711
- Telecommunications[a]	1,320	1,486	(166)	(11.2)	6,110
Net revenue	2,025	2,183	(158)	(7.2)	8,971
New orders	2,819	4,166	(1,347)	(32.3)	12,936
Profit (loss) from operations	479	44	435	n.a.	(323)
EBITDA	673	261	412	n.a.	584
Adjusted EBITDA	206	261	(55)	(21.1)	1,062
Average number of employees	53,129	56,776	(3,647)	(6.4)	56,566

a)	The reporting structure has changed due to the organizational changes in the Business Customers operating segment. The former Enterprise Services Telecommunications and Business Services units are reported together under Telecommunications. Prior-year figures have been adjusted accordingly. The former T-Systems Enterprise and Business Services units will no longer be reported.

Group Headquarters & Shared Services at a glance*:

	Q1 2008 millions of €	Q1 2007 millions of €	Change millions of €	Change %	FY 2007 millions of €
Total revenue	884	952	(68)	(7.1)	3,868
Net revenue	150	89	61	68.5	423
Profit (loss) from operations	(277)	(250)	(27)	(10.8)	(1,973)
EBITDA	(100)	(68)	(32)	(47.1)	(1,006)
Adjusted EBITDA	(25)	67	(92)	n.a.	(108)

	Q1 2008 millions of €	Q1 2007 millions of €	Change millions of €	Change %	FY 2007 millions of €
Average number of employees	23,737	29,308	(5,571)	(19.0)	27,023

*	Deutsche Telekom defines EBITDA as profit/loss from operations excluding depreciation, amortization and impairment losses. For a detailed explanation of pro forma figures, special factors affecting EBITDA, adjusted EBITDA, the adjusted EBITDA margin as well as special factors affecting profit or loss and the adjusted net profit, please refer to the Interim Group Report.

Development of customer numbers in the first quarter of 2008

Broadband/Fixed Network

	Mar. 31, 2008 (thousands)	Mar. 31, 2007 (thousands)	Change (thousands)	Change %
Broadband
Lines (total) 1,2)	14,446	12,169	2,277	18.7
- Domestic 1)	12,958	11,065	1,893	17.1
of which: retail	9,558	7,640	1,918	25.1
- International 1,2)	1,488	1,104	384	34.8

Fixed Network
Lines (total) 1,2)	35,877	38,301	(2,424)	(6.3)
- Domestic 1)	30,473	32,605	(2,132)	(6.5)
of which: ISDN lines	8,546	8,898	(352)	(4.0)
- International 1,2)	5,404	5,697	(293)	(5.1)

Wholesale/Resale
DSL resale 3)	3,629	3,601	28	0.8
of which: domestic	3,401	3,425	(24)	(0.7)
Unbundled local loop lines 4)	7,032	5,154	1,878	36.4

Comments on the Broadband/Fixed Network table:

The total was calculated on the basis of precise figures and rounded to millions. Percentages are calculated on the basis of figures shown.

1)	Telephone lines in operation excluding lines for internal use and public telecommunications, including wholesale services.
2)	International includes Eastern Europe with T-Hrvatski Telekom, Slovak Telekom, and Magyar Telekom including subsidiaries Makedonski Telekom AD (formerly Maktel) and Crnogorski Telekom. T-Online France and T-Online Spain were deconsolidated in 2007 and are not included here. Prior-year figures have been adjusted accordingly.
3)	Definition of resale: sale of broadband lines based on DSL technology to alternative providers outside the Deutsche Telekom Group.
4)	Unbundled local loop lines in Germany and abroad; wholesale service that can be leased by other telecommunications operators without upstream technical equipment in order to offer their own customers a telephone or DSL line. Prior-year figures have been adjusted accordingly.

Mobile Communications

	Mar. 31, 2008 (thousands)	Mar. 31, 2007 (thousands)	Change (thousands)	Change %
Mobile customers 1)

Total	123,120	112,409	10,711	9.5
in the United States	30,798	27,141	3,657	13.5

(T-Mobile USA)
in Europe	92,322	85,268	7,054	8.3
T-Mobile Deutschland 2)	37,111	33,049	4,062	12.3
T-Mobile UK 3)	17,124	16,734	390	2.3
PTC (Poland)	12,986	12,373	613	5.0
T-Mobile Austria (A)	3,287	3,139	148	4.7
T-Mobile Netherlands (NL)	5,166	4,674	492	10.5
T-Mobile CZ	5,273	5,109	164	3.2

(Czech Republic)
T-Mobile Hungary	4,928	4,478	450	10.0
T-Mobile Croatia	2,453	2,192	261	11.9

(Croatia)
T-Mobile Slovensko (Slovakia)	2,335	2,223	112	5.0
Other 4)	1,658	1,297	361	27.8

Comments on the Mobile Communications table:

1)	One mobile card corresponds to one customer. The total was calculated on the basis of precise figures and rounded to millions. Changes are calculated on the basis of figures shown. Organic customer growth is reported for better comparability: Orange Nederland and SunCom Wireless customers were also included in the historic customer base.
2)	As a result of court proceedings against competitors, T-Mobile Deutschland changed its deactivation policy at the beginning of 2007 in favor of its prepaid customers. These customers can now use their prepaid credit longer than before. Accordingly, in 2007 and the first quarter of 2008, far fewer customers were deactivated.
3)	Including Virgin Mobile.
4)	“Other” includes T-Mobile Macedonia and T-Mobile Crna Gora (Montenegro).

Net additions in the first quarter of 2008

Broadband/Fixed Network

	Q1 2008 (thousands)	Q1 2007 (thousands)	Change (thousands)	Change %
Broadband
Lines (total) 1,2)	519	897	(378)	(42.1)
- Domestic 1)	416	785	(369)	(47.0)
of which: retail	539	572	(33)	(5.8)
- International 1,2)	103	112	(9)	(8.0)

Fixed Network
Lines (total) 1,2)	(677)	(660)	(17)	(2.6)
- Domestic 1)	(582)	(588)	6	1.0
of which: ISDN lines	(77)	(137)	60	43.8
- International 1,2)	(95)	(72)	(23)	(31.9)

Wholesale/Resale
DSL resale 3)	(111)	226	(337)	(149.1)
of which: domestic	(123)	213	(336)	(157.7)
Unbundled local loop lines 4)	609	491	118	24.0

Comments on the Broadband/Fixed Network table:

The total was calculated on the basis of precise figures and rounded to millions. Percentages are calculated on the basis of figures shown.

1)	Telephone lines in operation excluding lines for internal use and public telecommunications, including wholesale services.
2)	International includes Eastern Europe with T-Hrvatski Telekom, Slovak Telekom, and Magyar Telekom including subsidiaries Makedonski Telekom AD (formerly Maktel) and Crnogorski Telekom. T-Online France and T-Online Spain were deconsolidated in 2007 and are not included here. Prior-year figures have been adjusted accordingly.
3)	Definition of resale: sale of broadband lines based on DSL technology to alternative providers outside the Deutsche Telekom Group.
4)	Unbundled local loop lines in Germany and abroad; wholesale service that can be leased by other telecommunications operators without upstream technical equipment in order to offer their own customers a telephone or DSL line. Prior-year figures have been adjusted accordingly.

Mobile Communications

	Q1 2008 (thousands)	Q1 2007 (thousands)	Change (thousands)	Change %
Mobile customers 1)

Total	2,382	2,822	(440)	(15.6)
in the United States	981	980	1	0.1

(T-Mobile USA)
in Europe	1,401	1,842	(441)	(23.9)
T-Mobile Deutschland 2)	1,159	1,651	(492)	(29.8)
T-Mobile UK 3)	(187)	(171)	16	9.4
PTC (Poland)	(12)	145	(157)	(108.3)
T-Mobile Austria (A)	14	(41)	55	134.1
T-Mobile Netherlands (NL)	277	75	202	269.3
T-Mobile CZ	2	60	(58)	(96.7)

(Czech Republic)
T-Mobile Hungary	75	47	28	59.6
T-Mobile Croatia	68	34	34	100.0

(Croatia)
T-Mobile Slovensko (Slovakia)	(32)	21	(53)	(252.4)
Other 4)	37	21	16	76.2

Comments on the Mobile Communications table:

1)	One mobile card corresponds to one customer. The total was calculated on the basis of precise figures and rounded to millions. Changes are calculated on the basis of figures shown. Organic customer growth is reported for better comparability: Orange Nederland customers were also included in the historic customer base. Including Suncom Wireless customers, it increased by 963,000 in the first quarter of 2008 and by 1,013,000 in the first quarter of 2007.
2)	As a result of court proceedings against competitors, T-Mobile Deutschland changed its deactivation policy at the beginning of 2007 in favor of its prepaid customers. These customers can now use their prepaid credit longer than before. Accordingly, in 2007 and the first quarter of 2008, far fewer customers were deactivated.
3)	Including Virgin Mobile.
4)	“Other” includes T-Mobile Macedonia and T-Mobile Crna Gora (Montenegro).

This press release contains forward-looking statements that reflect the current views of Deutsche Telekom management with respect to future events. These also include statements on market potential, statements on finance guidance, as well as on the dividend outlook. They are generally identified by the terms “expect,” “anticipate,” “believe,” “intend,” “estimate,” “aim for,” “goal,” “plan,” “will,” “strive for,” “outlook” or similar expressions and often include information that relates to net revenue expectations or targets for adjusted EBITDA, profit or loss, earnings performance and other indicators, as well as personnel-related measures and workforce adjustments. Forward-looking statements are based on current plans, estimates and projections. They should therefore be considered with caution. Such statements are subject to risks and uncertainties, most of which are difficult to predict and are generally beyond Deutsche Telekom’s control, including those described in the sections “Forward-Looking Statements” and “Risk Factors” of the Company’s Form 20-F annual report filed with the U.S. Securities and Exchange Commission. Among the relevant factors are the progress of Deutsche Telekom’s workforce reduction initiative and the impact of other significant strategic or business initiatives, including acquisitions, dispositions, business combinations, and cost reduction measures. In addition, regulatory decisions, stronger than expected competition, technological change, litigation and regulatory developments, among other factors, may have a material adverse effect on costs and revenue development. Furthermore, an economic downturn in Europe or North America and changes in exchange and interest rates could also affect our business development and the availability of capital under favorable conditions. If these or other risks and uncertainties materialize, or if the assumptions underlying any of these statements prove incorrect, Deutsche Telekom’s actual results may be materially different from those expressed or implied by such statements. Deutsche Telekom cannot guarantee that its expectations or targets will be met. Deutsche Telekom does not assume any obligation to update forward-looking statements to take new information or future events into account or otherwise. Deutsche Telekom does not reconcile its adjusted EBITDA guidance to a GAAP measure because it would require unreasonable effort to do so. As a general matter, Deutsche Telekom does not predict the net effect of future special factors because of their uncertainty. Special factors and interest, taxes, depreciation and amortization (including impairment losses) can have a significant effect on Deutsche Telekom’s results.

In addition to figures prepared in accordance with IFRS, Deutsche Telekom presents non-GAAP financial performance measures, including EBITDA, EBITDA margin, adjusted EBITDA, adjusted EBITDA margin, adjusted EBT, adjusted net profit, free cash flow, gross debt and net debt. These non-GAAP measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS. Non-GAAP financial performance measures are not subject to IFRS or any other generally accepted accounting principles. Other companies may define these terms in different ways. For further information relevant to the interpretation of these terms, please refer to the chapter “Reconciliation of pro forma figures” posted on Deutsche Telekom’s website (www.telekom.com) under the link “Investor Relations.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

By:	/s/ Guido Kerkhoff
Name:	Guido Kerkhoff
Title:	Senior Executive Vice President Chief Accounting Officer

Date: May 8, 2008